SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Meritage Hospitality Group Inc., a Michigan corporation

(Name of Issuer)

Common Shares, $.01 par value

(Title Class of Securities)

59000K 10 1

(CUSIP Number)

Robert E. Schermer, Jr.
c/o Meritage Hospitality Group Inc.
1971 East Beltline Ave., N.E., Suite 200
Grand Rapids, Michigan 49525
(616) 776-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2002

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO.  59000K 10 1           Schedule 13D                  Page 2 of 4 Pages
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Schermer, Jr.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                               [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  628,668
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     6,850
         EACH            -------- ----------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                  628,668
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      6,850
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         635,518
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.6%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 1, 3 and 5 by adding the material below.

Item 1.    Security and Issuer.

         Meritage's principal executive offices are located at 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525.

Item 3.    Source and Amount of Funds or Other Consideration.

        Personal funds were used to acquire the common shares which Mr. Schermer purchased. The common shares which are subject to options were granted pursuant to Meritage’s 1996 Management Equity Incentive Plan and 2002 Management Equity Incentive Plan. These shares were granted without the payment of consideration

Item 5.    Interest in Securities of the Issuer.

(a)	Mr. Schermer, Jr. owns 477,461 common shares, and holds options for 151,207 common shares which are either immediately exercisable or exercisable within 60 days. See also page 2, nos. 11 and 13.

(b)	The 6,850 shares listed under "Shared Voting Power" and "Shared Dispositive Power" are owned by Mr. Schermer as custodian for his minor children. See page 2, nos. 8 and 10.

(c)	In the past 60 days, the following transactions involving Mr. Schermer, Jr. occurred:

Sale Date

April 30, 2002
May 3, 2002
May 3, 2002
May 6, 2002
May 9, 2002
May 9, 2002
May 9, 2002
May 10, 2002
May 10, 2002
May 10, 2002
May 10, 2002
May 10, 2002
May 14, 2002
May 17, 2002
May 24, 2002
May 31, 2002
June 21, 2002
June 21, 2002
June 21, 2002
June 21, 2002
June 24, 2002
June 24, 2002
June 24, 2002

Sale Date

June 26, 2002
July 1, 2002
July 2, 2002
July 2, 2002
July 2, 2002
July 2, 2002
July 3, 2002
July 3, 2002
July 3, 2002
July 8, 2002
July 9, 2002
July 11, 2002
July 11, 2002
July 12, 2002
July 16, 2002
July 18, 2002
July 18, 2002
July 18, 2002
July 19, 2002
July 19, 2002
July 19, 2002
July 23, 2002
July 23, 2002
July 23, 2002
July 23, 2002
July 24, 2002
July 24, 2002
July 24, 2002	Number of
Shares Purchased

500
500
500
580
1,156
500
500
500
500
500
500
500
250
500
200
200
9,100
4,000
1,600
200*
500
500
1,000

Page 3 of 4 Pages

Number of
Shares Purchased

500
500
1,000
500
400
100
1,500
1,000
600
500
500
1,500
500
1,000
400
1,100
500
400
1,000
400
100
1,400
500
400
200
200
1,500
238
Price

$5.05
$5.05
$5.10
$5.10
$4.95
$4.99
$5.01
$4.80
$4.85
$4.90
$4.95
$5.00
$5.14
$5.15
$5.20
$5.45
$5.50
$5.40
$5.45
$6.00
$6.00
$6.10
$6.15

Price

$6.00
$6.60
$6.45
$6.40
$6.50
$6.35
$6.70
$6.69
$6.60
$6.40
$6.49
$6.40
$6.40
$6.50
$5.59
$5.60
$5.60
$5.50
$5.95
$5.80
$5.75
$5.15
$5.65
$5.10
$5.65
$5.05
$5.10
$5.05

* Owned as custodian for minor children.

        In addition to these market transactions, on May 21, 2002, options for 23,941 common shares, which are immediately exercisable, were granted to Mr. Schermer. These shares were priced at $5.16, the closing market price of the Company’s common shares on the American Stock Exchange on that date. On June 23, 2002, options for 26,000 common shares, which were granted in August 2001, became exercisable within 60 days. Mr. Schemer’s percentage of beneficial ownership increased by more than 1% as a result of this event.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2002	/s/ Robert E. Schermer, Jr. Robert E. Schermer, Jr.

Page 4 of 4 Pages